

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2019

Ms. Ixchell C. Duarte
CNL Healthcare Properties II, Inc.
450 S. Orange Avenue
Orlando, FL 32801

   Re: CNL Healthcare Properties II, Inc.
    Form 10-Q for the quarterly period ended March 31, 2019
    Exhibit No. 10.2
    Filed May 9, 2019
    File No. 000-55777

Dear Ms. Duarte:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

       Sincerely,

       Division of Corporation Finance